Exhibit 99.1

Ferrari N.V.: Completion of the second tranche of the disclosed multi-year share repurchase program and announcement of the third tranche

Maranello (Italy), 14 November 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the multi-year common share repurchase program announced on 28 December 2018 (the “Program”), the Company has purchased additional common shares in respect of the second tranche of the Program - reported in aggregate form, on a daily basis - as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees	Consideration excluding fees ($)	Consideration excluding fees (€)*
07/11/2019	NYSE	11,000	165.6008	1,821,608.80	1,644,496.52
08/11/2019	NYSE	8,200	165.1092	1,353,895.44	1,227,021.42
11/11/2019	NYSE	3,100	164.2738	509,248.78	461,234.29
12/11/2019	NYSE	1,450	164.8222	238,992.19	216,969.76
Total	—	23,750	165.2103	3,923,745.21	3,549,722.00

Since the announcement of the second tranche (1 July 2019) till 12 November 2019, the total invested consideration has been:

•	Euro 149,999,949.15 for No. 1,063,109 common shares purchased on the MTA;

•	USD 55,180,198.75 (Euro 49,993,735.50*) for No. 357,464 common shares purchased on the NYSE;
resulting in total No. 8,397,607 common shares held in treasury as of 12 November 2019. As of the same date, the Company held 3.26% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

A comprehensive overview of the transactions carried out under the share repurchase program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

With the purchases described above the Company has completed the second tranche of its Program announced on 1 July 2019.

The Company intends to continue its already disclosed multi-year share repurchase program with a third tranche of up to Euro 200 million to start on 15 November 2019 (“Third Tranche”) and to end no later than 24 June 2020 of which Euro 150 million to be executed on the MTA market under a non-discretionary share repurchase agreement with a primary financial institution and up to Euro 50 million to be executed on the NYSE under an additional mandate with a primary financial institution.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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